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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14F-1

                              INFORMATION STATEMENT
        PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14F-1 THEREUNDER


                                DOVER GLEN, INC.
             (Exact name of registrant as specified in its charter)



                 DELAWARE                                    33-0301060
      (State or other jurisdiction                         (IRS Employer
            of incorporation)                           Identification No.)


      330 CLEMATIS STREET, SUITE 217
           WEST PALM BEACH, FL                                 33401
 (Address of principal executive offices)                    (Zip Code)


                                 1-800-682-5689
                         (Registrant's telephone number)


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                                DOVER GLEN, INC.
                         330 CLEMATIS STREET, SUITE 217
                            WEST PALM BEACH, FL 33401

                             -----------------------



                        INFORMATION STATEMENT PURSUANT TO
                         SECTION 14(F) OF THE SECURITIES
                       EXCHANGE ACT OF 1934 AND RULE 14F-1
                                   THEREUNDER

                             -----------------------



                  This Information Statement is being mailed on or about December 5, 2008, to all known holders of record of shares of common stock and shares of preferred stock of Dover Glen, Inc., a Delaware corporation (the "COMPANY", "DOVER GLEN", "WE", "US" or "OUR"), in connection with an anticipated change in the composition of the members of the Company's Board of Directors (the "BOARD"). The Information contained in this Information Statement is being provided pursuant to
         Section 14(f) of the Securities Exchange Act of 1934, as amended (the "EXCHANGE Act") and Rule 14f-1 thereunder.



               THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY
              FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH
                ANY VOTE OF THE STOCKHOLDERS OF DOVER GLEN, INC.



                     WE ARE NOT ASKING YOU FOR A PROXY, AND
                    YOU ARE REQUESTED NOT TO SEND US A PROXY.



                    YOU ARE NOT REQUIRED TO TAKE ANY ACTION.

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                                   BACKGROUND

         On December 2, 2008, Corporate Services International, a Delaware corporation ("SELLER"), and PetroTech Holdings Corp., a Delaware corporation ("PURCHASER"), entered into a Stock Purchase Agreement pursuant to which Seller agreed to sell to Purchaser, and Purchaser agreed to purchase from Seller (the "STOCK PURCHASE"), 9,000,000 (nine million) shares of Series B preferred stock, par value $0.001 per share (the "PREFERRED STOCK") of the Company, and 10,000,000 (ten million) shares of common stock, par value $0.001 per share (the "COMMON STOCK," and together with the Preferred Stock, the "SHARES") of the Company, constituting approximately 99% of the issued and outstanding shares of Common Stock and 100% of the issued and outstanding shares of Preferred Stock. The purchase price for the Shares is $350,000.

         The Board of Directors of the Company (the "BOARD") currently consists of one member, Michael Anthony. In connection with the Stock Purchase, and effective as of the closing of the Stock Purchase, it is anticipated that:

         (i)      Michael Anthony will resign from the Board;

         (ii) Michael Anthony will resign from his positions of President, Secretary and Chief Financial Officer of the Company; and

         (iii) Seller, as the holder of a majority of the outstanding shares of the Company entitled to vote, will consent in writing to have the following individuals appointed as members of the
                  Board: Sayan Navaratnam, John Scott and Isaac Szpilzinger.

         Immediately after the closing of the Stock Purchase, the newly constituted Board shall appoint David Szostak as President, Secretary and Treasurer.

         It is anticipated that, subject to certain customary conditions in the Stock Purchase Agreement being satisfied or waived, the closing of the Stock Purchase shall be effective on or shortly after the 10th day following the mailing of this Information Statement.



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                    CERTAIN INFORMATION REGARDING THE COMPANY

CHANGE IN CONTROL

         As described above under the caption "BACKGROUND", a change in control of the Company will occur upon the closing of the Stock Purchase.

VOTING SECURITIES

         As of December 5, 2008, the authorized capital stock of the Company consists of 300,000,000 shares of common stock, and 25,000,000 shares of preferred stock, of which 10,099,586 shares of common stock are issued and outstanding and of which 9,000,000 shares of preferred stock are issued and outstanding. Each share of common stock entitles the holder to one vote. Each share of preferred stock entitles the holder to 10 votes.

WHERE TO FIND MORE INFORMATION ABOUT US

         We file all required reports due under the Exchange Act with the Securities and Exchange Commission (the "SEC"). Such reports include annual reports, quarterly reports, Form 8-K and other information we are required to file pursuant to the securities laws. You may read and copy materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC which is http://www.sec.gov.

TRANSFER AGENT

         Island Stock Transfer, 100 Second Avenue South, Suite 104N, St. Petersburg, Florida 33701, telephone (727) 289-0010, facsimile (727) 289 0069, is the Company's transfer agent and registrar.




             CERTAIN INFORMATION REGARDING PETROTECH HOLDINGS CORP.

         PetroTech Holdings Corp. is a Delaware corporation that is a joint venture of a group of accredited investors managed by New York based Valens Capital Management and certain of its affiliate managers. In August 2008, PetroTech Holdings Corp. acquired a controlling interest in PetroAlgae, LLC, a market leader in the business of making biofuel feed stocks and other products from algae.

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           SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS AND MANAGEMENT

         The following table shows the number and percentage of shares of the Company's Common Stock and the Company's Preferred Stock owned of record and beneficially, as of December 5, 2008, by each director and each officer of the Company, and by each person beneficially owning more than five (5%) percent of any class of the Company's stock.


                                                                                                                 COMBINED VOTING
                                                                                                              POWER OF ALL CLASSES
                                                                                                                    OF STOCK
                                                                                  BENEFICIAL      PERCENT OF      BENEFICIALLY
NAME                                                 TITLE OF STOCK CLASS(1)   OWNERSHIP(1)(2)      CLASS          OWNED(1)(2)
------------------------------------------------------------------------------------------------------------------------------------
Corporate Services International, Inc.(3)                  Common Stock           10,000,000         99%              99.9%
    330 Clematis Street, Suite 217                       Preferred Stock          9,000,000          100%
    West Palm Beach, FL  33401

Michael Anthony(3)                                         Common Stock           10,000,000         99%              99.9%
                                                          Preferred Stock          9,000,000         100%

All Directors and Officers as a Group(3)                   Common Stock           10,000,000          99%             99.9%
                                                          Preferred Stock          9,000,000         100%

-----
(1) Beneficial ownership of a security consists of sole or shared voting power (including the power to vote or direct the vote) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to the security through any contract, arrangement, understanding, and relationship or otherwise. Unless indicated, beneficial ownership disclosed consists of sole voting and investment power. Beneficial ownership of Common Stock is exclusive of the shares of Common Stock that are issuable upon conversion of shares of Preferred Stock.
(2) Shares of Preferred Stock are convertible into shares of Common Stock at the option of the holder. Each share of Preferred Stock is convertible into 10 shares of Common Stock. The holder of one share of Common Stock has one vote per share at a meeting of our stockholders and the holder of one share of Preferred Stock has 10 votes per share at a meeting of our stockholders.
(3) Michael Anthony is the sole officer, director and shareholder of Corporate Services International, Inc. Michael Anthony is also the sole director and president of the Company. Michael Anthony has the sole power to vote and dispose of shares of the Company owned by Corporate Services International, Inc.

         The following table shows the number and percentage of shares of the Company's Common Stock and the Company's Preferred Stock owned of record and beneficially by each director and each officer of the Company, and by each person beneficially owning more than five (5%) percent of any class of the Company's stock, after giving effect to the Stock Purchase.

                                                                                                                 COMBINED VOTING
                                                                                                              POWER OF ALL CLASSES
                                                                                                                    OF STOCK
                                                        TITLE OF STOCK          BENEFICIAL        PERCENT OF      BENEFICIALLY
NAME                                                       CLASS(1)           OWNERSHIP(1)(2)       CLASS          OWNED(1)(2)
------------------------------------------------------------------------------------------------------------------------------------
PetroTech Holdings Corp.                                 Common Stock           10,000,000           99%              99.9%
    c/o Laurus Capital Management, LLC                  Preferred Stock          9,000,000           100%
    335 Madison Avenue
    10th Floor
    New York, New York  10017

Sayan Navaratnam((1))                                     Common Stock               --                 --                --
                                                        Preferred Stock
John Scott((1))                                           Common Stock               --                 --                --
                                                        Preferred Stock
Isaac Szpilzinger((1))                                    Common Stock               --                 --                --
                                                        Preferred Stock
David Szostak((2))                                        Common Stock               --                 --                --
                                                        Preferred Stock

All Directors and Officers as a Group(3)                  Common Stock               --                 --                --


                                                        Preferred Stock
-----
(1) Indicates individual who is proposed to become a director upon or shortly after the tenth day after the filing of this Information Statement and its mailing and dissemination to shareholders.
(2) Indicates individual who is proposed to become an officer upon or shortly after the tenth day after the filing of this Information Statement and its mailing and dissemination to shareholders.
(3) Includes the beneficial ownership of the individuals who are proposed to become directors and officers upon or shortly after the tenth day after the filing of this Information Statement and its mailing and dissemination to our shareholders.

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          BOARD OF DIRECTORS AND MANAGEMENT PRIOR TO THE STOCK PURCHASE

         The current sole director and officer of Dover Glen is as follows:

NAME                            AGE         POSITIONS
Michael Anthony                 42          President, Secretary, Treasurer and
                                            Director

         The above-named sole director and officer will serve as the sole director and officer until the closing of the Stock Purchase, which it is anticipated will be on or shortly after the 10th day following the mailing of this Information Statement.

         MICHAEL ANTHONY. Mr. Anthony, age 42, has been the sole director and officer of the Company since September 5, 2007. Mr. Anthony is the sole director and officer of Corporate Services International, Inc. and Century Capital Partners, LLC, personal use business consulting companies. Since November 2004, Mr. Anthony has been President and CEO of Union Equity, Inc. and its wholly owned subsidiary Home Sales 24/7, Inc. Union Equity, Inc. is an Internet based real estate marketing firm. On or about July 15, 2005 Mr. Anthony became an officer and director of Ubrandit.com, Inc. a reporting blank check company and resigned his position on October 31, 2006. On or about July 30, 2006, Mr. Anthony became an officer and director of Standard Commerce, Inc. a reporting blank check company and resigned his position on August 24, 2007. On or about March 15, 2007, Mr. Anthony became an officer and director of Apogee Robotics, Inc. a reporting blank check company and resigned his position on March 31, 2008. On or about May 25, 2007, Mr. Anthony became an officer and director of Aim Smart Corporation, a reporting blank check company and resigned his position on April 24, 2008. On or about July 2, 2007, Mr. Anthony became an officer and director of Diversified Opportunities, Inc., a reporting blank check company and resigned his position on May 30, 2008. In addition, Mr. Anthony is currently an officer and director of Econometrics, Inc., Highland Ridge, Inc. and Hygenics Pharmaceuticals, Inc., all reporting blank check companies.

COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

         Section 16(a) of the Exchange Act requires the Company's officers and directors, and persons who own more than ten percent (10%) of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the SEC. Officers, directors, and greater than ten percent (10%) stockholders are required by SEC regulation to furnish Dover Glen with copies of all Section 16(a) forms they file.

         To Dover Glen's knowledge, based solely on a review of the copies of such reports furnished to Dover Glen, all reports under Section 16(a) required to be filed by its officers and directors and greater than ten percent (10%) beneficial owners were timely filed as of the date of this filing.

           BOARD OF DIRECTORS AND MANAGEMENT AFTER THE STOCK PURCHASE

         The following identifies each of the directors and executive officers of Dover Glen who will serve Dover Glen in their respective capacities on or shortly after the expiration of the ten (10) day time period following the mailing of this Information Statement and the closing of the Stock Purchase. None of the persons set forth below previously served as an officer or director of or held any position with Dover Glen, nor were they known to own any shares of common or preferred stock.

NAME                                     AGE            POSITIONS
Isaac Szpilzinger                        60             Director
John Scott                               58             Director
Sayan Navaratnam                         34             Director
David Szostak                            53             President, Secretary and
                                                        Treasurer

         ISAAC DAVID SZPILZINGER. Mr. Szpilzinger, age 60, will serve as a director of the Company. He is an attorney licensed in the state of New York and since 2006 has been an employee of BBY Enterprise, Inc. where he has a limited practice related to charity law, and administrative work. From 1987 until 2006, Mr. Szpilzinger practiced with the law firm of Herzfeld & Rubin, P.C. where he was named a partner in 1994. His litigation practice areas included commercial, real estate and tort matters. In product liability cases, he defended GM, Ford, Chrysler, Volkswagen and other auto manufacturers, as well as Rockwell International Corporation. In commercial and real estate cases he represented various New York companies. He began his legal career in 1985 with a clerkship in the New York State Supreme Court, Appellate Division, Second Judicial Department. Mr. Szpilzinger holds a B.S. in Chemistry, cum laude, from Brooklyn College, and an M.A. in Chemistry and an Advanced Certificate in Educational Administration and Supervision from Brooklyn College. He also holds a Juris Doctor degree, cum laude, from New York Law School.

         JOHN S. SCOTT, PH.D. Dr. Scott, age 58, will serve as a director of the Company. Dr. Scott has been the chief executive officer of XL TechGroup, Inc. since 2002, when he was the principal founder of the company. He is responsible for the overall management of XL TechGroup, with a particular focus on corporate strategy and mission as well as defining unmet market needs and leading XL TechGroup's many corporate and technology partnerships. Dr. Scott is a serial entrepreneur and inventor who has founded and successfully grown eleven technology companies within the past 25 years. Dr. Scott has authored business theories surrounding the development of successful technology enterprises, and lectures to business schools throughout the United States. Previously, he was a professor at the universities of Maryland and Arizona, and a visiting professor at the University of North Carolina. Dr. Scott has also been a consultant to the United States and various European governments, and was a national research council fellow at NASA. He earned a B.Sc in physics and astrophysics at Michigan State University and a Ph.D in the astrophysics/physics dual programme from the University of Arizona's Steward Observatory.

         SAYAN NAVARATNAM. Mr. Navaratnam, age 34, will serve as a director of the Company. Since 2004, he has been the chairman of Creative Vistas, Inc
(CVAS). At CVAS, he is responsible for creating a platform for growth and the management of the overall vision and growth of the company and its subsidiaries. From 2000 to 2003, Mr. Navaratnam was the chief operating officer of ASPRO Technologies Ltd. From 1997 to 2000, he was the chief executive officer of

Satellite Communications Inc., and its research arm Satellite Advanced Technologies. Mr. Navaratnam was responsible for coordinating and financing research and development projects and played a key role in strategic partnerships, mergers, and licensing technologies. Overall, he has eight years of experience in technology development and integration specific to the surveillance and networking industry. He also has three years of experience in telecommunications with Bell Canada. Mr. Navaratnam currently serves on the board of a number of privately-held companies including AC Technical Systems, Iview Digital Video Solutions, Cygnal Technologies, White Radio, and Thinkpath. Mr. Navaratnam graduated from the University of Toronto with an Honours Double Specialist degree in economics and political science.

         DAVID SZOSTAK. Mr. Szostak, age 53, will serve as president, secretary and treasurer of the Company. A certified public accountant, he is currently the chief financial officer and a director of XL TechGroup, Inc. Mr. Szostak began his career in Chicago, Illinois working as an auditor (CPA) for a large size accountancy firm (Laventhol and Howarth) and later other smaller accounting firms. In 1987, he was corporate controller at Extel, Inc., a global manufacturer of electronic communication equipment for industry and governments. When Extel acquired Hetra Computer, Inc., a manufacturer of government specialty computers, in 1990, Mr. Szostak relocated to Florida and accepted the position of vice president and CFO of Hetra. In 1993, when XL Vision, the predecessor company to XL TechGroup, acquired Hetra, Mr. Szostak continued in the same position with XL Vision. During his tenure at XL Vision, he was active in both the fundraising and public offerings of the XL Vision spin-out businesses. Mr. Szostak is a director on the board of TyraTech, Inc. He earned his Bachelor of Science in finance at Southern Illinois University, with graduate studies at DePaul University in Chicago.

DIRECTOR INDEPENDENCE

         It is expected that upon the appointment of Messrs. Szpilzinger, Scott and Navaratnam as members of our Board becoming effective, they will be considered independent directors under Rule 4200(a)(15) of the Nasdaq Marketplace Rules, even though such definition does not currently apply to us because we are not listed on Nasdaq.

                          BOARD MEETINGS AND COMMITTEES

         Our Board held no formal meeting during the 12 month period ended September 30, 2008. All proceedings of the Board were conducted by written consent and filed with the minutes of the proceedings of the Board.

         We do not have standing audit, nominating or compensation committees, or committees performing similar functions. Our Board believes that it is not necessary to have standing audit, nominating or compensation committees at this time because the functions of such committees are adequately performed by our Board.

         In the future, we intend to have an audit committee, compensation committee, nominating committee and such other committees as determined by the Board to be in the best interests of the Company and to be in compliance with all applicable securities and state laws and listing requirements of any applicable exchanges. In the event we form an audit committee, we will seek to have a "financial expert" as an independent board member serving on the audit committee.

                             EXECUTIVE COMPENSATION

         Mr. Anthony, Dover Glen's sole officer until or shortly after the 10th day following the mailing of this Information Statement, has not received any compensation for his services rendered to Dover Glen, had not received such compensation in the past, and is not accruing any compensation pursuant to any agreement with Dover Glen.

         Dover Glen has no employment agreements with its officer and director. Dover Glen has no employees.

         Dover Glen has no stock option, retirement, pension or profit-sharing programs for the benefit of its directors, officers or other employees; however Dover Glen's Board may recommend the adoption of one or more such programs in the future.

         The Company may establish certain compensation plans with respect to its directors, officers and employees in the future.

                     DOVER GLEN'S RELATED PARTY TRANSACTIONS

         Michael Anthony, as sole director, provided, without cost to the Company, his services, valued at $2,000 per month through September 30, 2008, which totaled $18,000 for the nine-month period then ended. He also provided, without cost to the Company, office space valued at $250 per month, which totaled $2,250 for the nine-month period ended September 30, 2008. The total of these expenses was $20,250 and was reflected in the Company's statement of operations as general and administrative expenses with a corresponding contribution of paid-in capital.

         Amounts due related parties consist of corporate reinstatement expenses paid by the principal shareholder prior to the establishment of a bank account and $10,000 advanced to the Company. Such items totaled $41,626 at September 30, 2008. Legal services provided to the company by Laura Anthony through Legal & Compliance, LLC (Michael Anthony's spouse) were valued at $20,275 and was unpaid at September 30, 2008.

                     LEGAL PROCEEDINGS INVOLVING DIRECTORS,
                EXECUTIVE OFFICERS AND CERTAIN BENEFICIAL OWNERS

         We are not aware of any legal proceedings to which any current or prospective director, officer, affiliate of ours, or owner of more than five percent of our common stock (beneficially or of record) is a party adverse in interest to ours.

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                                    SIGNATURE

         In accordance with Section 13 or 15(d) of the Exchange Act, the Registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                DOVER GLEN, INC.
                                                (Registrant)


December 5, 2008                                By:  /s/ Michael Anthony
                                                     -------------------
                                                     Michael Anthony
                                                     Chief Executive Officer